FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011
Commission File Number: 333-169974

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 10, 2011 of Diana Containerships Inc. (the "Company") announcing the Company's pricing of its public offering of common shares and a concurrent private placement to Diana Shipping Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: June 10, 2011	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-947-0000
Email: izafirakis@dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES PRICING OF PUBLIC
OFFERING OF COMMON SHARES AND A CONCURRENT PRIVATE PLACEMENT TO DIANA SHIPPING INC.

ATHENS, GREECE, June 10, 2011 — Diana Containerships Inc. (the "Company") (Nasdaq: DCIX) today announced that it has priced its public offering of 14,250,000 shares of its common stock at a price to the public of $7.50 per share. The proceeds of the offering and a $20 million concurrent private placement of approximately 2,666,667 common shares to Diana Shipping Inc. are expected to be used to repay in full the Company's existing secured term loan facility with DnB NOR Bank ASA, to fund the balance of the acquisition costs of three containerships that the Company has agreed to acquire, and the balance for additional containership acquisitions and general corporate purposes, including working capital.

The offering is expected to close on June 15, 2011. The underwriters have a 30-day option to purchase up to an additional 2,137,500 shares of common stock to cover over-allotments, if any.

Wells Fargo Securities, BofA Merrill Lynch and Jefferies & Company, Inc. are acting as joint-book running managers for the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on June 9, 2011.   This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus. A final prospectus related to the offering will be filed with the U.S. Securities and Exchange Commission.

When available, copies of the final prospectus relating to the offering may be obtained from the offices of Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, New York 10152, Telephone: (800) 326-5897, E-mail: cmclientsupport@wellsfargo.com, BofA Merrill Lynch, Attn: Prospectus Department, 4 World Financial Center, New York, New York 10080, E-mail: dg.prospectus_requests@baml.com and Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, NY 10022, at 877-547-6340, E-mail: Prospectus_Department@Jefferies.com.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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